INNATE PHARMA SA
HALF-YEAR FINANCIAL REPORT
JUNE 30, 2021

INNATE PHARMA S.A.
French société anonyme governed by an Executive Board and a Supervisory Board with a share capital of 3,952,095.85 euros composed of
79,027,540 ordinary shares, and 14,377 preferred shares with a nominal value of 0.05 euros each

Registered office: 117, Avenue de Luminy, F-13009 Marseille, France
Registered with the Company and Trade Register of Marseille under number 424 365 336

The following interim condensed consolidated financial statements have been approved by the Executive Board of the Company on September 14, 2021, and have been subject to a limited review by our Statutory Auditors. They have been examined by the Supervisory Board of the Company on September 14, 2021.

SUMMARY

INNATE PHARMA AT A GLANCE.............................................................................................................	3
HALF-YEAR MANAGEMENT REVIEW......................................................................................................	4
A.Revenue and other income.....................................................................................................	5
B.Operating expenses.................................................................................................................	7
C.Balance sheet items.................................................................................................................	10
D.Cash-flow items.......................................................................................................................	10
E.Key events since January 1, 2021 ...........................................................................................	11
F.Nota.........................................................................................................................................	12
G.Main risks and uncertainties for the remaining six months of the fiscal year..........................................................................................................................................	12
H.Related party transactions......................................................................................................	12
INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2021...........................................................................................................................	12
A.Interim Condensed Consolidated Statements of Financial Position (amounts in thousands of euro)....................................................................................................................................	13
B.Interim Condensed Consolidated Statements of Income (Loss) (amounts in thousands of euro, except share and per share amounts)...........................................................................	14
C.Interim Condensed Consolidated Statements of Comprehensive Income (Loss) (amounts in thousands of euro)..............................................................................................................	15
D.Interim Condensed Consolidated Statements of Cash Flows (amounts in thousands of euro)........................................................................................................................................	16
E.Interim Consolidated Statements of Changes in Shareholders’ Equity (amounts in thousands of euro, except share data)....................................................................................	18
F.Interim Condensed Notes to the Consolidated Financial Statements..............................................................................................................................	19
STATUTORY AUDITORS’ REVIEW REPORT ON THE HALF-YEARLY FINANCIAL INFORMATION.......................................................................................................................................	40
DECLARATION BY THE PERSON RESPONSIBLE FOR THIS HALF-YEAR FINANCIAL REPORT..................................................................................................................................................	42

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INNATE PHARMA AT A GLANCE
Innate Pharma SA (the “Company” and, with its subsidiary, referred to as the “Group”), is a global, clinical-stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer. Company’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.
The company is a pioneer in the understanding of Natural Killer cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.
Since its creation, the Company has suffered losses due to its research and development ("R&D") activities. The first half of 2021 generated a net loss of 23,719 thousand euros. As of June 30, 2021, shareholders' equity amounted to 133,561 thousand euros. Subject to receiving new milestone payments related to its collaboration agreements, the Company expects to incur additional losses until, if necessary, it can generate significant revenues from its product candidates in development.
The Company’s future operations are highly dependent on a combination of factors, including: (i) the success of its R&D; (ii) regulatory approval and market acceptance of the Company’s future product candidates; (iii) the timely and successful completion of additional financing; and (iv) the development of competitive therapies by other biotechnology and pharmaceutical companies. As a result, the Company is and should continue, in the short to mid-term, to be financed through partnership agreements for the development and commercialization of its drug candidates and through the issuance of new equity instruments.
The activity of the Company is not subject to seasonal effects.
As of June 30, 2021, the Company had one wholly owned subsidiary: Innate Pharma, Inc., incorporated under the laws of Delaware in 2009.
Innate Pharma is based in Marseille, France and listed on Euronext in Paris and Nasdaq in US, and had 212 employees as of June 30, 2021.
Learn more about Innate Pharma at www.innate-pharma.com.

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HALF-YEAR MANAGEMENT REVIEW
The key elements of Innate Pharma’s financial results for the first half of 2021 are as follows:
•Cash, cash equivalents and financial assets (current and non-current) amounting to €159.4m (million euros) as of June 30, 2021 (€190.6m as of December 31, 2020). At the same date, the financial liabilities amounted to €16.5m, including €14.5m of non-current liabilities (€19.1m as of December 31, 2020, including €16.9m of non-current financial liabilities).
•Revenue and other income amounting to €15.7m (€36.7m for the first half of 2020). This amount mainly results from collaboration and licensing revenue (€7.1m) and from research tax credit (€4.9m). Revenue from collaboration and licensing agreements mainly result from the agreements with AstraZeneca/Medimmune and Sanofi.
•Operating expenses amounting to €41.1m (€46.0m first half of 2020), of which 53.0% are related to research and development. Research and development expenses amount to €21.8m compared to €31.5m for the first half of 2020 and decrease by €9.7m, notably explained by (i) a €3.8m decrease in direct R&D expenses relating to Lumoxiti (return of commercial rights in the US and Europe notified in end 2020) and avdoralimab programs (decision taken by the Company in the first half of 2020 to stop recruitment in trials evaluating avdoralimab in oncology); (ii) a €4.7m decrease in R&D depreciation and amortization expenses relating to the decrease of amortization expenses linked to acquired licenses (Lumoxiti, IPH5201 and monalizumab). Selling, general and administrative expenses amounting to €19.3m (€14.5m for the first half of 2020), increasing by €4.8m, mainly explained by the provision for charges relating to the payment of €5.2 million ($6.2 million) to be made on April 30, 2022 to AstraZeneca under the Lumoxiti transition and termination agreement effective as of June 30, 2021.
•A net loss for the first half of 2021 amounting to €23.7m (compared to net loss of €10.3m for the first half of 2020).
Note on change of accounting standards during the period
Application of the following amended standards is mandatory for the first time for the financial period beginning on January 1, 2021 and, as such, they have been adopted by the Company:
•Amendments to IFRS 16 : Covid-19-Related Rent Concessions, published on May 22, 2020.
•Amendments to IFRS 9, IAS 39, IFRS 7 and IFRS 16 : Interest Rate Benchmark Reform — Phase 2, published on September 26, 2019.
Those amended standards have no impact on the interim condensed consolidated financial statements.

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A.Revenue and other income
Revenue and other income resulted from collaboration and licensing agreements and government financing for research expenditure. Revenue and other income decreased by €21.1 million, or 57.3%, to €15.7 million for the six months ended June 30, 2021, as compared to revenue and other income of €36.7 million for the six months ended June 30, 2020.

in thousands of euro	June 30, 2021	June 30, 2020
Revenue from collaboration and licensing agreements	8,304	29,841
Government funding for research expenditures	6,368	6,904
Lumoxiti sales	1,015	—
Revenue and other income	15,686	36,745

Revenue from collaboration and licensing agreements
Revenue from collaboration and licensing agreements decreased by €21.5 million, or 72.2%, to €8.3 million for the six months ended June 30, 2021, as compared to revenues from collaboration and licensing agreements of €29.8 million for the six months ended June 30, 2020. These revenues were derived principally under our agreements with AstraZeneca and are set forth in the table below:

(in thousands of euro)	June 30, 2021	June 30, 2020

Proceeds from collaboration and licensing agreements	7,095	28,349
of which monalizumab agreement	6,095	19,636
of which IPH5201 agreement	—	8,713
of which other agreement	1,000	—
Invoicing of R&D costs (IPH5201 and advoralimab agreements)	1,209	1,090
Exchange gains on collaboration agreement	—	402
Revenue from collaboration and licensing agreements	8,304	29,841

Proceeds from collaboration and licensing agreements

Proceeds from collaboration and licensing agreements result from the partial or entire recognition of the proceeds received pursuant to the agreements with AstraZeneca and Sanofi and which are recognized on the basis of the percentage of completion of the works performed by the Company under such agreements.
For monalizumab, these amounts result from the partial recognition of the $250 million non-refundable upfront payment and the $100 million milestone regarding the exercise of the option received in June 2015 and October 2018 from AstraZeneca. The additional payment of $50.0 million received from AstraZeneca in December 2020 triggered by the dosing of the first patient in the Phase 3 trial evaluating monalizumab was treated in full as a collaboration commitment ("collaboration liability" in the consolidated balance sheet) in view to the commitment linked to the contract for the Phase I / II (co-financing) and Phase III studies (amendment signed in September 2020). Consequently, this additional payment has no impact on the transaction price.
For IPH5201, revenue related to the partial recognition of the $50.0 million non-refundable upfront payment received from AstraZeneca in October 2018 and the $5.0m milestone payment received in March 2020.
The amounts not yet recognized in revenue are classified as deferred revenue.
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Proceeds related to monalizumab - AstraZeneca:
Revenue related to monalizumab decreased by €13.5 million, or 69.0%, to €6.1 million for the six months ended June 30, 2021, as compared to €19.6 million for the six months ended June 30, 2020. This variance mainly results from lower costs in connection with the collaboration works performed relating to the trials maturity.
As of June 30, 2021, the deferred revenue related to monalizumab is €20.7 million (€10.5 million as “Deferred revenue—Current portion” and €10.2 million as “Deferred revenue—Non-current portion”).
Proceeds related to IPH5201 - AstraZeneca:
Revenue related to IPH5201 are nil for the six months ended June 30, 2021, as compared to €8.7 million for the six months ended June 30, 2020.
As of December 31, 2020, since the Company had fulfilled all of its commitments on preclinical work related to the start of Phase 1 of the IPH5201 program, the initial payment of $50.0 million and the milestone payment of $5.0 million were fully recognized in revenue. Consequently, the Company has not recognized any revenue related to the spreading of milestone received from the agreement with AstraZeneca on IPH5201 as of June 30, 2021.
Invoicing of research and development costs - AstraZeneca:
Pursuant to our agreements with AstraZeneca, clinical costs for the ongoing Phase I trial of avdoralimab are equally shared between Innate Pharma and AstraZeneca and research and development costs related to IPH5201 are fully borne by AstraZeneca, resulting in periodic settlement invoices. These costs are invoiced back on a quarterly basis.
Revenue from invoicing of research and development costs for the six months ended June 30, 2021 is €1.2 million compared to €1.1 million for the six months ended June 30, 2020. Or an increase of €0.1 million, or 11%, between the first half of 2020 and the first half of 2021.
Government financing for research expenditures
Government financing for research expenditures decreased by €0.5 million, or 7.8%, to €6.4 million for the six months ended June 30, 2021 as compared to €6.9 million the six months ended June 30, 2020. This change is primarily a result of a decrease in the research tax credit of €1.8 million, which is mainly due to (i) a decrease in amortization of the acquired licenses (monalizumab and IPH5201) and decrease in eligible private subcontracting costs included in research tax credit calculation, in connection with the decrease in R&D subcontracting over the period; (ii) partly offset by an increase in grants of €1.3 million in connection with the recording in revenue of the first relative repayable advance tranche paid to the Company and linked to the BPI financing contract signed in August 2020. This payment was received by the Company at contract signing. This financing contract was set up as part of the program set up by the French government to help develop a therapeutic solution with a preventive or curative aim against COVID-19. As of June 30, 2021, this financing is considered by the Company to be non-refundable , in accordance with the terms of the agreement, in light of the technical and commercial failure of the project based on the results of the Phase 2 "Force" trial evaluating avdoralimab in COVID-19, published on July 6, 2021.
The table below details government funding for research expenditures for the six months ended June 30, 2021 and 2020.
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in thousands of euro	June 30, 2021	June 30, 2020

Research tax credits	4,933	6,733
Grants	1,435	171
Government financing for research expenditures	6,368	6,904
The research tax credit is calculated as 30% of the amount of research and development expenses, net of grants received, eligible for the research tax credit for the six months ended June 30, 2021 and 2020.
B.Operating expenses
The table below presents our operating expenses for the six months periods ended June 30, 2021 and 2020:

in thousands of euro	June 30, 2021	June 30, 2020
Research and development expenses	(21,794)	(31,499)
General and administrative expenses	(19,321)	(14,490)
Operating expenses	(41,115)	(45,989)
Research and development expenses (R&D)
Our R&D expenses in the periods presented primarily relate to activities for our clinical programs. Our research and development expenses are broken down as set forth in the table below:

in thousands of euro	June 30, 2021	June 30, 2020
Monalizumab	(1,450)	(2,112)
Lacutamab	(5,250)	(5,003)
Avdoralimab	(1,970)	(3,654)
Lumoxiti	(417)	(1,797)
Sub-total programs in clinical development	(9,087)	(12,566)
Sub-total programs in preclinical development	(3,023)	(3,333)
Total direct research and development expenses	(12,110)	(15,899)
Personnel expenses (including share-based payments)	(7,129)	(8,021)
Depreciation and amortization	(1,472)	(6,145)
Other expenses	(1,083)	(1,434)
Personnel and other expenses	(9,684)	(15,600)
Total research and development expenses	(21,794)	(31,499)
R&D expenses decreased by €9.7 million, or 30.8%, to €21.8 million for the six months ended June 30, 2021, as compared to R&D of €31.5 million for the six months ended June 30, 2020.
R&D expenses represented a total of 53.0% and 68.5% of the total operating expenses for the six months ended June 30, 2021 and 2020, respectively. June 30, 2021, we had 153 employees in research and development functions, compared to 164 employees as of June 30, 2020.
Direct R&D expenses decreased by €3.8 million, or 23.8%, to €12.1 million for the six months ended June 30, 2021, as compared to an amount of €15.9 million for the six months ended June 30, 2020. This decrease is mainly explained by (i) a decrease of €1.4 million in expenses relating to Lumoxiti, which is explained by the end of the transition period with AstraZeneca in September 2020 and the decision taken by the Company to return
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commercial rights in the United States and in Europe notified in December 2020, (ii) a decrease of €1.7 million in expenses relating to the avdoralimab program in connection with the decision taken by the Company at the end of the first half of 2020 to stop recruitment in trials evaluating avdoralimab in oncology, and (iii) a €0.7 million decrease in expenses relating to monalizumab in connection with the maturity of clinical trials falling within the scope of the collaboration with AstraZeneca.
Personnel and other expenses allocated to R&D decreased by €5.9 million, or 37.9%, to €9.7 million for the six months ended June 30, 2021, as compared to an amount of €15.6 million for the six months ended June 30, 2020. This decrease is mainly explained by the decrease in depreciation and amortization expenses allocated to R&D for €4.7 million in connection with the decrease in depreciation expenses relating to the licenses acquired and concerning (i) Lumoxiti for €2.0 million (intangible asset fully depreciated as of December 31, 2020), (ii) IPH5201 for €1.8 million (intangible asset fully amortized as of December 31, 2020) and (iii) monalizumab for €0.7 million, in connection with the extension of the estimated end date of the program clinical studies.
Selling, general and administrative expenses:
Selling, general and administrative expenses increased by €4.8 million, or 33.3%, to €19.3 million for the six months ended June 30, 2021, as compared to selling, general and administrative expenses of €14.5 million for the six months ended June 30, 2020. Selling, general and administrative expenses represented a total of 47.0% and 31.5% of the total operating expenses for the six months ended June 30, 2021 and 2020, respectively. The table below presents our selling, general and administrative expenses by nature for the six months ended June 30, 2021 and 2020:

in thousands of euro	June 30, 2021	June 30, 2020
Personnel expenses (including shared-based payments)	(6,425)	(6,436)
Non scientific advisory and consulting	(3,293)	(4,109)
Termination agreement Lumoxiti - provision	(5,217)	—
Other expenses(1)	(4,386)	(3,945)
Total selling, general and administrative expenses	(19,321)	(14,490)
(1) Other expenses are related to intellectual property, maintenance costs for laboratory equipment and our premises, depreciation and amortization and other selling, general and administrative expenses.
Personnel expense includes the compensation paid to our employees, and are stable, to €6.4 million for the six months ended June 30, 2021 and June 30, 2020. As of June 30, 2021, we had 59 employees in selling, general and administrative functions, compared to 74 employees as of June 30, 2020.
Non-scientific advisory and consulting expenses mostly consist of auditing, accounting, taxation and legal fees as well as consulting fees in relation to business strategy and operations and hiring services. Non-scientific advisory and consulting expenses decreased by €0.8 million, or 19.9%, to €3.3 million for the six months ended June 30, 2021 as compared to €4.1 million for the six months ended June 30, 2020, primarily resulting from the expenses related to the commercialization of Lumoxiti and the structuring of our US subsidiary in the first semester of 2020.
Selling, general and administrative expenses include the provision for charges relating to the payment of $6.2 million (€5.2 million as of June 30, 2021) to be made on April 30, 2022 to AstraZeneca under the Lumoxiti transition and termination agreement effective as of June 30, 2021. The provision thus constituted is presented under “Provision - current portion” in the consolidated balance sheet.
Following the December 2020 announcement, Innate and AstraZeneca have successfully executed the Lumoxiti termination and transition agreement. The companies are currently in a transition period, in which Innate will
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remain the Marketing Authorization holder in the US until September 30, 2021. AstraZeneca will reimburse Innate for all Lumoxiti related costs and expenses, and Innate will remit proceeds from net sales to AstraZeneca. In the full year results 2020 announcement1, the Company reported a contingent liability of up to $12.8m in its consolidated financial statements, which was linked to the split of certain manufacturing costs. As part of the termination and transition agreement, Innate and AstraZeneca agreed to split the manufacturing costs, and Innate will pay $6.2m on April 30, 2022.
The rise in other expenses mainly results from the insurance costs, which increase following the listing of the Company on the Nasdaq.
Net income (loss) from distribution agreements
During the transition period which has ended on September 30, 2020, Lumoxiti products were commercialized in the US by AstraZeneca who is the owner of the regulatory approval. The Company concluded that it did not meet the criteria for being principal under IFRS 15 during the transition period. Consequently, the net result resulting from all Lumoxiti marketing’s operations was disclosed in the item line “Net income / (loss) from distribution agreements.” The Company recognized a €896 thousand net gain for the six months ended June 30, 2020, corresponding to production and marketing costs, net of sales proceeds, as invoiced by AstraZeneca in relation to Lumoxiti distribution agreement for the period.
Financial income (loss), net
We recognized a net financial gain of €1.7 million in the six months ended June 30, 2021 as compared to a net financial loss of €2.0 million in the six months ended June 30, 2020. This variance mainly results from the variance in fair value of our financial instruments (net loss of €2.5 million as compared to a net gain of €1.0 million for the six months ended June 30, 2020 and 2021, respectively). This results from the impact of the COVID-19 health crisis on the financial markets in the first semester 2020.
The table below presents the components of our net financial income (loss) for the six months ended June 30, 2021 and 2020:

(in thousands of euro)	June 30, 2021	June 30, 2020

Interests on financial assets	171	343
Change in valuation allowance on financial instruments	1,040	173
Foreign exchange gains	2,185	1,929
Other financial income	94	1
Financial income	3,490	2,446
Foreign exchange losses	(1,602)	(1,545)
Unrealized losses on financial assets	—	(2,712)
Interest on financial liabilities	(160)	(173)
Other financial expenses	(18)	(1)
Financial expenses	(1,781)	(4,431)
Net financial income (loss)	1,710	(1,985)
For the six months ended June 30, 2021 and 2020, the foreign exchange gains and losses mainly result from the variance of the exchange rate between the Euro and the U.S. dollar on U.S. dollar-denominated cash and cash equivalents and financial assets. Unrealized losses on financial assets relate to unquoted instruments.
1 See note 18) of the 2020 consolidated financial statements (section 18.1 of the universal registration document (“Document d’Enregistrement Universel”)
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C.Balance sheet items
Cash, cash equivalents, short-term investments and non-current financial assets amounted to €159.4m as of June 30, 2021, as compared to €190.6m as of December 31, 2020. Net cash as of June 30, 2021 amounted to €117.3m (€149.5m as of December 31, 2020). Net cash is equal to cash, cash equivalents and short-term investments less current financial liabilities.
Since its incorporation in 1999, the Company has been primarily financed by revenue from its collaboration, licensing agreements (€469.7m in total, or $539.6m), and by issuing new shares (€306.4m in total excluding share-based payments and the costs the costs associated with capital increases). The Company has also benefited from the research tax credit (CIR) and fundings received from BPI France (ex-Oseo) in repayable advances not bearing interest and PTZI loan. As of June 30, 2021, the Company is not liable for any reimbursement in respect of these reimbursable advances and PTZI loan. The Company also has bank borrowings of €13.3m as of June 30, 2021 and €3.1m of lease liabilities.
Regarding the CIR, the Company lost the status of SME at the end of the fiscal year 2019. Consequently, it does not benefit anymore from the immediate reimbursement of the CIR, which is now a debt towards the French government that will be settled against the corporate tax due in France for the three following years. The remaining portion of the tax credit not settled following this period will be reimbursed to the Company. Since its incorporation, the Company benefited of the CIR for a cumulative amount of €115.3m , of which €80.6m were reimbursed.
The other key balance sheet items as of June 30, 2021 are as follows:
•Deferred revenue of €38.1m (including €27.6m booked as ‘Deferred revenue – non-current portion’) and collaboration liabilities amounting to €45.9m (including €38.4m booked as ‘Collaboration liabilities - non-current portion’) relating to the remainder of the initial payment from AstraZeneca not yet recognized as revenue or used as part of the co-financing of the monalizumab program with AstraZeneca;
•Receivables from the French government amounting to €34.8m in relation to the research tax credit for 2019, 2020 and the six-month period ended June 30, 2021;
•Intangible assets for a net book value of €45.2m, mainly corresponding to the rights and licenses relating to the acquisition of the monalizumab, IPH5201, avdoralimab;
•Shareholders’ equity of €133.6m including the net loss for the first half of 2021 of €23.7m.
D.Cash-flow items
As of June 30, 2021, cash and cash equivalents amounted to €104.0m, a decrease of €32.8m compared to December 31, 2020.
The following table sets forth cash flow data for the six months ended June 30, 2021 and 2020:

in thousands of euro	June 30, 2021	June 30, 2020
Cash flows from / (used in) operating activities	(31,162)	(58,026)
Cash flows from / (used in) investing activities	(247)	(12,108)
Cash flows from / (used in) financing activities	(1,226)	(1,199)
Effect of the exchange rate changes	(178)	(13)
Net increase / (decrease) in cash and cash equivalents:	(32,814)	(71,347)

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Cash flows from / (used in) operating activities:
Our net cash flow used by operations decreased by €26.9 million to a net cash consumption of €31.2 million for the six months ended June 30, 2021 as compared net cash consumption of €58.0 million for the six months ended June June 30, 2020. This change is mainly explained by the decrease in commercial activities relating to Lumoxiti, in connection with the decision taken by the Company in end 2020 to return the commercial rights in the United States and in Europe to AstraZeneca.
Cash flows from / (used in) investing activities:
Our net cash flow used in investing activities for the six months ended June 30, 2021 were €0.2 million. The Company has not made any investments in tangible, intangible or significant financial assets during the first half of 2021.
As a reminder, our net cash flow used in investing activities for the six months ended June 30, 2020 were €12.1 million and were mainly driven by (i) a €13.4 million ($15.0 million) additional consideration paid to AstraZeneca regarding Lumoxiti following the submission of the BLA to the European Medicine Agency (EMA) in November 2019 (ii) a €2.7 million additional consideration paid to Orega Biotech in April 2020 relating to IPH5201 following the dosing of a first patient in a Phase I clinical trial and (iii) the acquisition of financial assets for a net amount of €3.0 million. These items were partly offset by the reimbursement by AstraZeneca of the rebate relating to the acquisition of Lumoxiti (€7.0 million).
Cash flows from / (used in) financing activities:
Our net cash flows used in financing activities for the six months ended June 30, 2021, are stable as compared to the six months ended June 30, 2020. These amounted to €1.2 million and were mainly related to repayments of financial liabilities.
E.Key events since January 1, 2021
•Following the December 2020 announcement, Innate and AstraZeneca have successfully executed the Lumoxiti termination and transition agreement. The companies are currently in a transition period, in which Innate will remain the Biologics License Application (BLA) holder in the US until September 30, 2021. AstraZeneca will reimburse Innate for all Lumoxiti related costs and expenses, and Innate will remit proceeds from net sales to AstraZeneca. In the full year results 2020 announcement, the Company reported a contingent liability of up to $12.8m in its consolidated financial statements, which was linked to the split of certain manufacturing costs. As part of the termination and transition agreement, Innate and AstraZeneca agreed to split the manufacturing costs, and Innate will pay $6.2 million on April 30, 2022. This amount of $6.2 million (€5.2 million as of June 30, 2021) was booked as a provision for charges as of June 30, 2021.
•On July 6, 2021, the Company announced that FORCE (FOR COVID-19 Elimination), the investigator-sponsored, Phase 2 clinical trial evaluating the safety and efficacy of avdoralimab, in COVID-19 patients with severe pneumonia, did not meet its primary endpoints in all three cohorts of the trial. These results reflect the technical and commercial failure of the project. Consequently, the Company considers that as of June 30, 2021, the €1,360 thousand first tranche of refundable advance as non refundable in accordance with the terms of the agreement, in light of the technical and commercial failure of the project. As a reminder, this payment was received by the Company following the financing contract signed in August 2020 with BPI. This financing contract was signed as part of the program set up by the French government to help and develop a therapeutic solution with preventive or curative aim against COVID-19.
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F.Nota
The interim condensed consolidated financial statements for the six-month period ended June 30, 2021 were established in accordance with IAS 34 standard adopted by European Union and have been subject to a limited review by our Statutory Auditors and were approved by the Executive Board of the Company on September 14, 2021. They were reviewed by the Supervisory Board of the Company on September 14, 2021. They will not be submitted for approval to the general meeting of shareholders.
G.Main risks and uncertainties for the remaining six months of the fiscal year
Risk factors identified by the Company are presented in section 3 of the universal registration document (“Document d’Enregistrement Universel”) submitted to the French stock-market regulator, the “Autorité des Marchés Financiers”, on April 27, 2021 (AMF number D.21-0361). The main risks and uncertainties the Company may face in the six remaining months of the year are the same as the ones presented in the universal registration document available on the internet website of the Company, except the risk described in the paragraph 3.4 “Risks relating to the return of rights from Lumoxiti to AstraZeneca” of the universal registration document, which is not relevant anymore for the Company, as the Company and AstraZeneca have entered into an agreement ("Termination and Transition Agreement").

Of note, the risks that are likely to arise during the remaining six months of the current financial year could also occur during subsequent years.

H.Related party transactions
Transactions with related parties during the periods under review are disclosed in Note 19 to the interim consolidated financial statements.
INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2021
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A.Interim Condensed Consolidated Statements of Financial Position (amounts in thousands of euro)

	Note	June 30, 2021	December 31, 2020
Assets

Current assets
Cash and cash equivalents	4	103,980	136,792
Short-term investments	4	15,341	14,845
Trade receivables and others	5	10,368	21,814
Total current assets		129,688	173,451

Non-current assets
Intangible assets	6	45,193	46,289
Property and equipment	7	10,891	11,694
Non-current financial assets	4	40,081	38,934
Other non-current assets		210	147
Trade receivables and others - non-current	5	34,753	29,821
Deferred tax asset	17	5,400	7,087
Total non-current assets		136,528	133,972

Total assets		266,217	307,423
Liabilities

Current liabilities
Trade payables and others	8	17,026	29,538
Collaboration liabilities – current portion	13	7,489	1,832
Financial liabilities – current portion	9	2,017	2,142
Deferred revenue – current portion	13	10,464	11,299
Provisions - current portion	18	5,623	676
Total current liabilities		42,619	45,488

Non-current liabilities
Collaboration liabilities – non-current portion	13	38,445	44,854
Financial liabilities – non-current portion	9	14,485	16,945
Defined benefit obligations	10	3,879	4,177
Deferred revenue – non-current portion	13	27,602	32,674
Provisions - non-current portion	18	226	221
Deferred tax liabilities	17	5,400	7,087
Total non-current liabilities		90,037	105,959

Shareholders’ equity
Share capital	11	3,952	3,950
Share premium	11	373,043	372,130
Retained earnings		(220,431)	(156,476)
Other reserves		715	355
Net income (loss)		(23,719)	(63,983)
Total shareholders’ equity		133,561	155,976

Total liabilities and shareholders’ equity		266,217	307,423

Innate Pharma |Half-year financial report June 30, 2021 | 13

B.Interim Condensed Consolidated Statements of Income (Loss) (amounts in thousands of euro, except share and per share amounts)

	Note	June 30, 2021	June 30, 2020

Revenue from collaboration and licensing agreements	13	8,304	29,841
Government financing for research expenditures	13	6,368	6,904
Lumoxiti Sales	13	1,015	—

Revenue and other income		15,686	36,745

Research and development expenses	14	(21,794)	(31,499)
Selling, general and administrative expenses	14	(19,321)	(14,490)

Operating expenses		(41,115)	(45,989)

Net income / (loss) distribution agreements	15	—	896

Operating income (loss)		(25,428)	(8,348)

Financial income	16	3,490	2,446
Financial expenses	16	(1,781)	(4,431)

Net financial income (loss)		1,709	(1,986)

Net income (loss) before tax		(23,719)	(10,334)

Income tax expense	17	—	—

Net income (loss)		(23,719)	(10,334)

Net income (loss) per share :
Weighted average number of shares :		78,997,954	78,892,031

(in € per share)
- Basic income (loss) per share	20	(0.30)	(0.13)
- Diluted income (loss) per share	20	(0.30)	(0.13)

Innate Pharma |Half-year financial report June 30, 2021 | 14

C.Interim Condensed Consolidated Statements of Comprehensive Income (Loss) (amounts in thousands of euro)

	June 30, 2021	June 30, 2020
Net income (loss) for the period:	(23,719)	(10,334)
Items which will not reclassified in the consolidated statement of income (loss)
Actuarial gains and (losses) related to defined benefit obligations	566	(131)
Elements which will be reclassified in the consolidated statement of income (loss)
Foreign currency translation gain (loss)	(178)	(13)
Other comprehensive income (loss)	388	(144)
Total comprehensive (loss)	(23,331)	(10,478)
Innate Pharma |Half-year financial report June 30, 2021 | 15

D.Interim Condensed Consolidated Statements of Cash Flows (amounts in thousands of euro)

	Note	June 30, 2021	June 30, 2020
Net income (loss)		(23,719)	(10,334)
Depreciation and amortization, net	6, 7	2,168	6,719
Employee benefits costs	10	268	264
Change in provision for charges	18	4,952	142
Share-based compensation expense	14	853	824
Change in valuation allowance on financial assets	4	(1,031)	2,536
Gains (losses) on financial assets	4	(443)	(48)
Change in valuation allowance on financial instruments	4	(170)	425
Gains on assets and other financial assets	16	(86)	(758)
Interest paid	16	160	173
Other profit or loss items with no cash effect	13	(1,476)	(373)
Operating cash flow before change in working capital		(18,524)	(430)
Change in working capital		(12,638)	(57,595)
Net cash generated from / (used in) operating activities:		(31,162)	(58,025)
Acquisition of intangible assets, net	5,6 & 8	(33)	(9,306)
Acquisition of property and equipment, net	7.8	(240)	(544)
Purchase of non-current financial instruments	4	—	(3,000)
Disposal of property and equipment	4	2	36
Purchase of other assets		(63)	(52)
Interest received on financial assets	16	86	758
Net cash generated from / (used in) investing activities:		(247)	(12,108)
Proceeds from the exercise / subscription of equity instruments	11	61	3
Repayment of borrowings	9	(1,127)	(1,029)
Net interest paid		(160)	(173)
Net cash generated / (used in) from financing activities:		(1,226)	(1,199)
Effect of the exchange rate changes		(178)	(13)
Net increase / (decrease) in cash and cash equivalents:		(32,813)	(71,345)
Cash and cash equivalents at the beginning of the year:	4	136,792	202,887
Cash and cash equivalents at the end of the six-months period:	4	103,980	131,542

Innate Pharma |Half-year financial report June 30, 2021 | 16

Change in working capital	Note	June 30, 2021	December 31, 2020	Variance
Trade receivables and others (excluding rebates related to capital expenditures)	5	45,121	51,635	6,514
Deferred revenue - current and non-current portion	13	(38,066)	(43,973)	(5,907)
Trade payables and others (excluding payables related to capital expenditures)	8	(17,026)	(29,519)	(12,493)
Collaboration liabilities - current and non-current portion	13	(45,934)	(46,686)	(752)
Total change in Working Capital		(55,905)	(68,543)	(12,638)

Change in working capital	Note	June 30, 2020	December 31, 2019	Variance
Trade receivables and others (excluding rebates related to capital expenditures)	5	39,394	28,716	(10,678)
Deferred revenue - current and non-current portion	13	(62,072)	(89,112)	(27,040)
Trade payables and others (excluding payables related to capital expenditures)	8	(25,461)	(36,047)	(10,585)
Collaboration liabilities - current and non-current portion	13	(12,012)	(21,304)	(9,292)
Total change in working capital		(60,151)	(117,746)	(57,595)

Innate Pharma |Half-year financial report June 30, 2021 | 17

E.Interim Consolidated Statement of Changes in Shareholders’ Equity (amounts in thousands of euro, except share data)

In thousands of euro, except for data share	Ordinary Shares	Preferred Shares	Share capital	Share premium	Retained earnings	Other reserves	Net income (loss)	Total attributable to equity holders of the Company
December 31, 2019	78,811,114	14,507	3,941	369,617	(134,912)	(472)	(20,759)	217,416

Net loss	—	—	—	—	—	—	(10,334)	(10,334)
Actuarial gains on defined benefit obligations	—	—	—	—	—	(131)	—	(131)
Foreign currency translation loss	—	—	—	—	(48)	35	—	(13)
Total comprehensive loss for the period	—	—	—	—	(48)	(96)	(10,334)	(10,478)

Allocation of prior period income (loss)	—	—	—	—	(20,759)	—	20,759	—
Exercise and subscription of equity instruments	87,150	—	4	(1)	—	—	—	3
Shared-based payment	—	—	—	824	—	—	—	824
June 30, 2020	78,898,264	14,507	3,946	370,440	(155,719)	(568)	(10,334)	207,764

December 31, 2020	78,986,490	14,462	3,950	372,131	(156,476)	355	(63,984)	155,976

Net loss	—	—	—	—	—	—	(23,719)	(23,719)
Actuarial loss on defined benefit obligations	—	—	—	—	—	566	—	566
Foreign currency translation loss	—	—	—	—	28	(206)	—	(178)
Total comprehensive loss for the period	—	—	—	—	28	360	(23,719)	(23,331)

Allocation of prior period income (loss)	—	—	—	—	(63,984)	—	63,984	—
Exercise and subscription of equity instruments	41,050	(85)	2	59	—	—	—	61
Shared-based payment	—	—	—	853	—	—	—	853
June 30, 2021	79,027,540	14,377	3,952	373,043	(220,431)	715	(23,719)	133,561

Innate Pharma |Half-year financial report June 30, 2021 | 18

F.Interim Condensed Notes to the Consolidated Financial Statements
1.The Company and key events
1.1The company
Innate Pharma SA (the “Company” and, with its subsidiary, referred to as the “Group”), is a global, clinical-stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.
Company’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.
The company is a pioneer in the understanding of Natural Killer cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.
Since its creation, the Company has suffered losses due to its research and development ("R&D") activities. The first half of 2021 generated a net loss of 23,719 thousand euros. As of June 30, 2021, shareholders' equity amounted to 133,561 thousand euros. Subject to receiving new milestone payments related to its collaboration agreements, the Company expects to incur additional losses until, if necessary, it can generate significant revenues from its product candidates in development.
The Company’s future operations are highly dependent on a combination of factors, including: (i) the success of its R&D; (ii) regulatory approval and market acceptance of the Company’s future product candidates; (iii) the timely and successful completion of additional financing; and (iv) the development of competitive therapies by other biotechnology and pharmaceutical companies. As a result, the Company is and should continue, in the short to mid-term, to be financed through partnership agreements for the development and commercialization of its drug candidates and through the issuance of new equity instruments.
The activity of the Company is not subject to seasonal effects.
As of June 30, 2021, the Company had one wholly owned subsidiary: Innate Pharma, Inc., incorporated under the laws of Delaware in 2009.
Innate Pharma is based in Marseille, France and listed on Euronext Paris and Nasdaq in the U.S., and had 212 employees as of June 30, 2021.
1.2Key events for the six-month period ended June 30, 2021
•Following the December 2020 announcement, Innate and AstraZeneca have successfully executed the Lumoxiti termination and transition agreement. The companies are currently in a transition period, in which Innate will remain the Biologics License Application (BLA) holder in the US until September 30, 2021. AstraZeneca will reimburse Innate for all Lumoxiti related costs and expenses, and Innate will remit proceeds from net sales to AstraZeneca. In the full year results 2020 announcement, the Company reported a contingent liability of up to $12.8 million in its consolidated financial statements, which was linked to the split of certain manufacturing costs. As part of the termination and transition agreement, Innate and AstraZeneca
Innate Pharma |Half-year financial report June 30, 2021 | 19

agreed to split the manufacturing costs, and Innate will pay $6.2 million on April 30, 2022. This amount of $6.2 million (€5.2 million as of June 30, 2021) was booked as a provision for charges as of June 30, 2021.
▪On July 6, 2021, the Company announced that FORCE (FOR COVID-19 Elimination), the investigator-sponsored, Phase 2 clinical trial evaluating the safety and efficacy of avdoralimab, in COVID-19 patients with severe pneumonia, did not meet its primary endpoints in all three cohorts of the trial. These results reflect the technical and commercial failure of the project. Consequently, the Company considers that as of June 30, 2021, the €1,360 thousand first tranche of refundable advance as non refundable in accordance with the terms of the agreement, in light of the technical and commercial failure of the project. As a reminder, this payment was received by the Company following the financing contract signed in August 2020 with BPI. This financing contract was signed as part of the program set up by the French government to help and develop a therapeutic solution with preventive or curative aim against COVID-19.

2.Basis of presentation and statement of compliance
2.1Basis of preparation
The interim condensed consolidated financial statements as of June 30, 2021 and for the six months ended June 30, 2021 and 2020 and the related notes (together, the “interim condensed consolidated financial statements”) have been prepared under the responsibility of the management of the Company in accordance with the underlying assumptions of going concern as the Company’s loss-making situation is explained by the innovative nature of the products developed, therefore involving a multi-year research and development phase.
The interim condensed consolidated financial statements were closed by the Executive Board, approved and authorized by the Supervisory Board upon recommendation of the Audit Committee on September 14, 2021.
They have been prepared in accordance with IAS 34, ‘Interim Financial Reporting’ as issued by the International Accounting Standard Board (“IASB”). Due to the listing of ordinary shares of the Company on Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the interim condensed consolidated financial statements are also prepared in accordance with IFRS, as adopted by the European Union (EU).For the presented periods, the differences between IFRS as issued by IASB and IFRS adopted by EU had no impact on the interim condensed consolidated financial statements.
The general accounting conventions were applied in accordance with the underlying assumptions, namely (i) going concern, (ii) permanence of accounting methods from one year to the next and (iii) independence of financial years, and in conformity with the general rules for the preparation and presentation of consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”). The interim condensed consolidated financial statements do not include all disclosures required for annual financial statements and should therefore be read in conjunction with the consolidated financial statements as of and for the year ended December 31, 2020.
The results of the operations for the six months ended June 30, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021 or for any other interim period or for any year in the future.
Except for number of shares and per share amounts, all amounts are expressed in thousands of euros, unless stated otherwise. Some amounts may be rounded for the calculation of financial information contained in the interim condensed consolidated financial statements. Accordingly, the totals in some tables may not be the exact sum of the preceding figures.
2.2Use of judgments and estimates
The preparation of financial statements in accordance with IFRS requires the Company to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets
Innate Pharma |Half-year financial report June 30, 2021 | 20

and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period.
These estimates can be revised where the circumstances on which they are based change. The actual results may therefore differ from the estimates initially formulated. The estimates and judgments which are mainly used by the Company are detailed in note 18.1.1 in paragraph 2.x) of the appendix to the consolidated financial statements as of December 31, 2020 of the Universal Registration Document published on April 27, 2021. Estimates and judgments which impact the condensed consolidated financial statements at June 30, 2021 are:
•accounting for collaboration and licensing agreements (note 6 and 13);
•estimate of the recoverable amount of the acquired and under progress licenses (note 6);
•estimate of the useful life of the acquired licenses (note 6).

2.3Recently issued accounting standards and interpretations
Application of the following amended standards is mandatory for the first time for the financial period beginning on January 1, 2021 and, as such, they have been adopted by the Company:
•Amendments to IFRS 16 : Covid-19-Related Rent Concessions, published on May 22, 2020.
•Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 : Interest Rate Benchmark Reform — Phase 2, published on September 26, 2019.
Those amended standards have no impact on the interim condensed consolidated financial statements.
2.4Translation of transactions denominated in foreign currency
Foreign currency transactions are translated into the presentation currency using the following exchange rates:

	June 30, 2020		December 31, 2020		June 30, 2021
€1 equals to	Average rate	Closing rate	Average rate	Closing rate	Average rate	Closing rate
USD	1.1020	1.1198	1.1422	1.2271	1.2053	1.1884

3.Management of financial risks
The Company did not identify other risks than the ones presented in the consolidated financial statements as of and for the year ended December 31, 2020.

4.Cash, cash equivalents, short-term investments and non-current financial assets

(in thousands of euro)	June 30, 2021	December 31, 2020

Cash and cash equivalents	103,980	136,792
Short-term investments	15,341	14,845
Cash, cash equivalents and short-term investments	119,321	151,637
Non-current financial assets	40,081	38,934
Cash, cash equivalents and financial assets	159,402	190,571

Innate Pharma |Half-year financial report June 30, 2021 | 21

Cash and cash equivalents are mainly composed of current bank accounts, interest-bearing accounts and fixed-term accounts.

As of June 30, 2021, the Company also holds seven units in “SICAVs” and shares in mutual funds. The risk profiles of these funds are rated from 1 to 7 by the financial institution that manages and markets these funds (1 being the lowest risk profile).When the maturity of shares in mutual funds is longer than one year, they are classified as non-current financial instruments.
Non-current financial assets generally include a guarantee of capital at the maturity date (which is always longer than one year). These instruments are defined by the Company as financial assets at fair value through profit or loss and classified as non-current due to their maturity.
As of June 30, 2021 and December 31, 2020, the amount of cash, cash equivalents and financials assets denominated in US dollars amounted to €53,029 thousand and €64,654 thousand, respectively.
Changes in short-term investments and non-current financial assets for the six months ended June 30, 2020 and 2021 are the following:

(in thousands of euro)	December 31, 2020	Acquisitions	Disposals	Variance of fair value through the consolidated statement of income (loss)	Variation of accrued interests	Foreign currency effect	June 30, 2021
Short-term investments	14,845	—	—	53	—	443	15,341
Non-current financial assets	38,934	—	—	978	170	—	40,081
Total	53,779	—	—	1,031	170	443	55,422

(in thousands of euro)	December 31, 2019	Acquisitions	Disposals	Variance of fair value through the consolidated statement of income (loss)	Variation of accrued interests	Foreign currency effect	June 30, 2020
Short-term investments	15,978	—	—	173	—	48	16,199
Non-current financial assets	37,005	3,000	—	(2,709)	(425)	—	36,872
Total	52,983	3,000	—	(2,536)	(425)	48	53,071
In the six months ended June 30, 2021 , variance of fair value through the consolidated statement of income (loss) is made of €978 thousand of unrealized gains on non-current financial assets and €53 thousand of unrealized gains on short-term investments. In the six months ended June 30, 2020, variance of fair value through the consolidated statement of income (loss) was made of €2,709 thousand of unrealized losses on non-current financial assets and €173 thousand of unrealized gains on short-term investments (see note 16).

Innate Pharma |Half-year financial report June 30, 2021 | 22

5.Trade receivables and others

(in thousands of euro)	June 30, 2021	December 31, 2020

Other receivables	68	741
Other tax credits	333	333
Prepaid expenses	5,678	6,833
VAT refund	1,729	2,208
Trade account receivables (2)	1,469	10,585
Prepayments made to suppliers	1,091	1,114
Receivables and others	10,368	21,815
Research tax credit(1)	34,753	29,821
Receivables and others - non-current	34,753	29,821
Trade receivables and others	45,121	51,636

(1) The Research tax credit is recognized as other operating income in the year to which the eligible research expenditure relates. Following the fact that the Company no longer meets the eligibility criteria for the SME status as of December 31, 2019, the CIR for the tax year 2019 and subsequent years will in principle be offset against the French corporate income tax due by the company with respect to the three following years, or refunded if necessary upon expiry of such a period. The CIR for the tax year 2019 and 2020 amounted respectively to €16,737 thousand and €13,084 thousand . The Company recorded an additional Research tax credit for the six months ended June 30, 2021 of €4,933 thousand.

(2) As of December 31, 2020, this amount included a receivable of €8,400 thousands (including €1,400 thousand of value added tax) linked to the collaboration and licensing agreement signed with Sanofi in January 2016. This receivable resulted from the decision taken by Sanofi to advance IPH6101/SAR443579 towards regulatory preclinical studies for the study of a new investigational drug. This payment was received by the Company in January 2021.
The net book value of the receivables is considered to be a reasonable approximation of their estimated fair value. Trade receivables and others have payment terms of less than one year. No valuation allowance was recognized on trade receivables and others as the credit risk of each debtor was considered as not significant.

Innate Pharma |Half-year financial report June 30, 2021 | 23

6.Intangible assets

(in thousands of euro)	Purchased licenses	Other intangible assets	In progress	Total

January 1, 2020	56,851	116	40,000	96,967
Acquisitions	—	195	—	195
Additional considerations	2,685	—	1,000	3,685 (1)
Disposals	—	—	—	—
Amortizations	(5,545) (2)	(86)	—	(5,632)
Transfers	—	—	—	—

June 30, 2020	53,991	225	41,000	95,215

January 1, 2021	5,103 (3)	185	41,000	46,289
Acquisitions	—	13	—	13
Additional considerations	—	—	—	—
Disposals	—	—	—	—
Amortizations	(1,039) (4)	(70)	—	(1,109)
Transfers	—	—	—	—

June 30, 2021	4,064	128	41,000	45,193

(1) This amount includes (i) an addition consideration of €2,685 thousand paid to Orega Biotech in April 2020 (€2,500 thousand) and June 2020 (€185 thousand) in relation to the IPH5201 rights following the first patient dosed in Phase 1 clinical trial in Mars 2020 and; (ii) an amount of €1,000 thousand to be paid to Novo Nordisk A/S following the launch of the first avdoralimab Phase 1 clinical trial.
(2) This amount includes the amortization of rights related to the monalizumab (€1,686 thousand), IPH5201(€1,818 thousands) and Lumoxiti (€2,041 thousand) intangible assets.
(3) The decrease of €48,888 thousand in the net book value of the Licenses acquired between June 30, 2020 and December 31, 2020 is mainly explained by the full impairment of the rights relating to Lumoxiti intangible asset, following the decision to return the commercial rights in the United States and Europe. The rights relating to the intangible asset have been fully impaired for the carrying amount of the intangible to the date of the decision, amounting to €43,529 thousand.

(4) This amount correspond to the amortization of rights related to the monalizumab intangible asset (1,039 thousand).

Monalizumab rights under the 2014 monalizumab (NKG2A) Novo Nordisk agreement
Since their acquisition, monalizumab rights are amortized on a straight-line basis over the anticipated residual duration of the Phase II trials. The Company estimated that it would be fully amortized by early 2023, which is the same estimation as of December 31, 2020.
The net book values of the monalizumab rights were €4,057 thousand and €5,096 thousand as of June 30, 2021 and December 31, 2020, respectively.
IPH5201 (Anti-CD39) rights acquired from Orega Biotech
This asset was amortized on a straight-line basis since November 1, 2018 (corresponding to the effective beginning date of the collaboration) until the date the Company expected to fulfill its commitment (end of fiscal year 2020).As of December 31, 2020, these collaboration commitments have all been fulfilled. Thus, the rights relating to IPH5201 have been fully amortized since December 31, 2020.

Innate Pharma |Half-year financial report June 30, 2021 | 24

Lumoxiti rights acquired from AstraZeneca under the 2018 AstraZeneca multi-term agreement
The license was initially amortized on a straight-line basis until July 31, 2031, which corresponded to the expiration of the current composition of matter patent, not including any additional patent extensions or patents.
End of November 2020, the Company decided to return the marketing rights of Lumoxiti in the United States and in Europe. Following this decision, the Company applied IAS 36 "Impairment of assets" and assessed that there was an indication of impairment sufficiently significant to result in the full impairment of the intangible asset. This depreciation was recognized with regard to the estimate of the recoverable value of Lumoxiti's intangible assets, based on expected future cash flows, determined using the marketing plan and budget approved by management, and future expenses to be exposed in particular as part of the transition plan, which was under negotiation.
Thus, on the date of the decision to return the rights, the Lumoxiti rights were fully written down to their net book value as of October 31, 2020, i.e. €43,529 thousand
The terms of the transition and termination agreement signed on July 2, 2021 (effective as of June 30, 2021) with AstraZeneca confirm the full depreciation of the intangible asset relating to Lumoxiti rights, in particular with regard to cash flows to be exposed (payments) by the company in the short term as part of this agreement (see note 1.2 and 18).

Avdoralimab (IPH5401) (anti-C5aR) rights acquired from Novo Nordisk A/S
At the agreement inception, an upfront payment of €40 million for acquired rights were recorded as intangible asset. As part of this agreement, an additional amount of €1.0 million was paid in October 2020 to Novo Nordisk A / S following the launch of the first avdoralimab Phase II trial. As avdoralimab is still in clinical trial, the acquired rights are classified as intangible asset in progress. They were subject to annual impairment test. No impairment were recorded since inception. These acquired rights will be amortized when the Company obtains economic benefits.

The Company has identified a potential impairment of the avdoralimab rights in the first half of 2021. The Company has therefore performed an impairment test as of June 30, 2021.

The Company applied IAS 36 "Impairment of assets" and assessed whether there was any indication of impairment that could lead to the impairment of a recognized intangible asset. The Company estimated the recoverable amount of the unamortized intangible asset avdoralimab using a discounted cash flow model which confirmed that this asset was not impaired. The following main assumptions were used to determine the recoverable amount, based on the cash flows determined using the marketing plan and budget approved by management :

•Cash flows are set on the basis of the development and commercialization plans and budgets approved by Management;

•A discount rate of 12%;

•A risk of development is taken into consideration by applying probabilities of success of reaching future phases of development to cash flows related to each development phases Those average probabilities of success of R&D projects are based on an article published in Nature Review Drug Discovery;

•For the commercialization phase, selling price and sales volume are estimated on the basis of the potential market and the observed performances of comparable drugs currently on the market. Decrease in sales volume applied to the forecasted revenue once the related rights fall off-patent.

In case of failure of the clinical trials in progress, the Company may have to depreciate the intangible asset corresponding to the avdoralimab rights.

Innate Pharma |Half-year financial report June 30, 2021 | 25

The Company did not identify any reasonable potential variance in the key assumptions that may generate an impairment as of June 30, 2021.
Sensitivity testing regarding these following assumptions and other assumptions such as: discount rate (+1%), selling price (-25%) and growth rate at termination (-1%) were performed. These tests did not reveal any impairment.

Avdoralimab does not generate economic benefits yet for the Company. In accordance with IAS 38, it will be amortized when it generates economic benefits, which can result from:

•The drug candidate commercialization if Innate Pharma carries out the entire development by its own ; or,

•An out-licensed agreement.

If the Company commercialize the drug product on its own, it will have to determine the amortization period of the related capitalized rights. It will have to estimate their useful life, considering the date when they fall off patent. Those capitalized rights will be amortized on a straight line basis during the estimated useful life.

If the Company entered in an out-licensed agreement, the Company will have to perform an analysis to determine if the control of the rights are transferred to a third-party, and thus will have to derecognize the capitalized rights. If the Company conclude that it keeps the control of the rights, it will determine their useful life and will amortize them on a straight line basis during this useful life.

7.Property and equipment

(in thousands of euro)	Lands and buildings	Laboratory equipment and other	In progress	Total	Of which finannce leases

January 1, 2020	5,356	5,947	369	11,672	6,270
Acquisitions	1,152	604	129	1,885	1,152
Disposals	—	(36)	—	(36)	—
Depreciation	(342)	(745)	—	(1,087)	(442)
Transfers	—	—	—	—	—

June 30, 2020	6,166	5,770	498	12,434	6,980

(in thousands of euro)	Lands and buildings	Laboratory equipment and other	In progress	Total	Of which right of use assets(3)

January 1, 2021	5,751	5,576	367	11,694	6,423
Acquisitions	—	260	—	260	—
Disposals	—	(2)	—	(2)	—
Depreciation	(393)	(668)	—	(1,061)	(535)
Transfers	—	4	(4)	—	—

June 30, 2021	5,358	5,170	363	10,891	5,888

Innate Pharma |Half-year financial report June 30, 2021 | 26

8.Trade payables and others

(in thousands of euro)	June 30, 2021	December 31, 2020

Suppliers (excluding payables related to capital expenditures)	11,183	20,730
Tax and employee-related payables	5,684	8,325
Other payables	139	463
Trade payables and others (excluding payables related to capital expenditures)	17,006	29,519
Payables related to capital expenditures	20	20
Payables and others	17,026	29,538

The book value of trade payables and others is considered to be a reasonable approximation of their fair value.

9.Financial liabilities

(in thousands of euro)	December 31, 2020	Proceeds from borrowing	Proceeds from lease liabilities and other non cash effects	Repayments of borrowings/leases liabilities	Exchange rate variation (non cash)	June 30, 2021
BPI PTZI IPH41 (1)	150	—	—	(150)	—	—
BPI Refundable advance - FORCE (2)	1,454	—	(1,454)	—	—	—
Lease liabilities – Building "Le Virage"	2,387	—	—	(255)	—	2,131
Lease liabilities – Premises Innate Inc.	447	—	—	(18)	(5)	423
Lease liabilities – Laboratory equipment	639	—	—	(87)	—	551
Lease liabilities – Vehicles	21	—	—	(6)	—	14
Lease liabilities - Printers	41	—	—	(2)	—	39
Borrowing – Equipment	262	—	—	(25)	—	236
Borrowing – Building	13,687	—	—	(579)	—	13,107
Total	19,088	—	(1,454)	(1,121)	(5)	16,502

Innate Pharma |Half-year financial report June 30, 2021 | 27

(in thousands of euro)	December 31, 2019	Proceeds from borrowing	Proceeds from lease liabilities (non cash)	Repayments of borrowings/leases liabilities	Exchange rate variation (non cash)	June 30, 2020
BPI PTZI IPH41 (1)	450	—	—	—	—	450
Lease liabilities – Real estate property	418	—	—	(418)	—	—
Property transaction (down-payment)	(74)	—	—	74	—	—
Lease liabilities – Building "Le Virage"	1,437	—	1,120	—	—	2,557
Lease liabilities – Premises Innate Inc.	496	—	—	(3)	9	502
Lease liabilities – Laboratory equipment	815	—	—	(87)	—	728
Lease liabilities – Vehicles	37	—	—	(9)	—	28
Borrowing – Equipment	319	—	—	(27)	—	292
Borrowing – Building	14,826	—	—	(567)	—	14,259
Total	18,723	—	1,120	(1,037)	9	18,817

(1)Interest free loan
(2) As a reminder, on August 11, 2020, the Company signed a financing contract with Bpifrance Financement as part of the program set up by the French government to help develop a therapeutic solution with a preventive or curative aim against COVID-19. This funding, for a maximum amount of €6.8m, consisted of (i) an advance repayable only in the event of technical and commercial success and (ii) a non-repayable grant. This funding should be received in four successive installments. The first tranche of 1.7 million euros was paid at signing, and the other three tranches should be received after successful completion of certain clinical milestones, particularly around Phase 2 of the FORCE trial. The portion relating to the repayable advance included in this first tranche amounts to €1,454 thousand as of December 31, 2020 (including actualization). As of June 30, 2021, this financing is considered by the Company to be non-refundable , in accordance with the terms of the agreement, in light of the technical and commercial failure of the project based on the results of the Phase 2 "Force" trial evaluating avdoralimab in COVID-19, published on July 6, 2021.
Finance lease obligations relate primarily to real estate property in relation to the acquisition in 2008 of the Company’s headquarters and main laboratories. They are presented in the above table net of the cash collateral paid to Sogebail, the lessor.
On July 3, 2017, the Company borrowed from the Bank “Société Générale” in order to finance the construction of its future headquarters. This loan amounting to a maximum of €15,200 thousand will be raised during the period of the construction in order to pay the supplier payments as they become due. As of December 31, 2018 and 2019, the loan was raised at an amount of €1,300 thousand.

The loan release period was limited to August 30, 2019. On August 30, 2019, the Company drew down the remaining portion of the €15,200 thousand loan granted, for an amount of €13,900 thousand. The reimbursement of the capital has begun in August 30, 2019 and will proceed until August 30, 2031 (12 years). As of June 30, 2021, the remaining capital of the loan amounted to €13,107 thousand. The Company authorized collateral over financial “Société Générale” instruments amounting to €15,200 thousand. The security interest on the pledge financial instruments will be released in accordance with the following schedule: €4,200 thousand in July 2024, €5,000 thousand in July 2027 and €6,000 thousand in July 2031.

This loan bears a fixed interest rate of 2.01%. It is subject to a covenant based on the assumption that the total cash, cash equivalents and current and non-current financial assets are at least equal to principal as of financial year end.

The table below shows the schedule for the contractual repayment of financial liabilities (being principal and interest payments) as of June 30, 2021:

Innate Pharma |Half-year financial report June 30, 2021 | 28

(in thousands of euro)	Within 1 year	From 2nd to 5th year included	Over 5 years	Total

Lease liabilities – Building "Le Virage"	558	1,675	—	2,233
Lease liabilities – Premises Innate Inc.	83	354	8	445
Lease liabilities – Laboratory equipment	179	380	—	559
Lease liabilities – Vehicles	11	4	—	15
Lease liabilities - Printers	9	32	—	—
Borrowing – Equipment	57	185	—	242
Borrowing – Building	1,427	5,706	7,252	14,385
Total financial liabilities	2,324	8,336	7,260	17,920

10.Employee benefit
Defined benefit obligation

(in thousands of euro)	June 30, 2021	December 31, 2020

Allowance for retirement defined benefit	3,411	3,713
Allowance for seniority awards	468	463
Defined benefit obligations	3,879	4,177
Amounts recognized in the statement of financial position are determined as follows (in thousand euros):

As of January 1, 2020	3,760
Service cost	252
Interest costs	(35)
Actuarial (gain) / loss	200
As of December 31, 2020	4,177
Service cost	291
Interest costs	(22)
Actuarial (gain) / loss	(566)
As of June 30, 2021	3,879
Discount rates used by the Company to evaluate retirement benefits were based on iBoxx Corporate AA. They amounted to 0.9% and 0.50% as of June 30, 2021 and December 31, 2020, respectively.

11.Capital
11.1Share capital

The Company manages its capital to ensure that the Company will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance.
As of June 30, 2021, the Company’s share capital amounted to €3,952,096 divided into (i) 79,027,540 ordinary shares, each with a nominal value of €0.05; (ii) 6,796 “2016” preferred shares, each with a nominal value of €0.05, and (iii) 7,581 “2017” preferred shares, each with a nominal value of €0.05, respectively, fully paid up.
Share capital does not include BSAs, BSAAR, AGAs and AGAPs that have been granted to certain investors or natural persons, both employees and non-employees of the Company, but not yet exercised.
Innate Pharma |Half-year financial report June 30, 2021 | 29

On October 21, 2019 and December 30, 2019, the retention period for the “2016 free preferred shares” has ended. The number of ordinary shares to which the conversion of one preferred share entitle has been determined according to the fulfilment of the performance criteria. Holders of “2016” preferred shares” are entitled to vote at our shareholders’ meetings, to dividends and to preferential subscription rights, on the basis of the number of ordinary shares to which they are entitled if they convert their preferred shares.
On April 3, 2021, the Group issued preferred shares “2017 free preferred shares” which will become convertible into ordinary shares following a vesting period of one year and a retention period of two years if the performance criteria and presence are met at the end of the retention period. The number of ordinary shares to which the conversion of one preferred share will entitle will be determined according to the fulfillment of the performance criteria. During the retention period, holders of the 2017 preferred shares are entitled to vote the general shareholders’ meetings, to dividends and to preferential subscription rights, as if they held the same number of ordinary shares as their number of vested 2017 free preferred shares. The 2017 preferred shares are not transferable during the retention period except under certain circumstances. After the end of the retention period, holders of all of preferred shares that have not yet converted them into our ordinary shares, are entitled to vote at our shareholders’ meetings, to dividends and to preferential subscription rights, on the basis of the number of ordinary shares to which they are entitled if they convert their preferred shares.
In the six months ended June 30, 2021, a capital increase of €2,048 (including share premium) occurred as a result of the Executive Board decision on July 19, 2021, subsequent to (i) the conversion of 85 “2016 preferred shares” in 11,050 ordinary shares and (ii) the exercise of 30,000 “2011” BSAAR, to carry out a net capital increase of €2,048 and an increase in share premium of €59,152 , broken down as follows: (i) a creation of 11,050 ordinary shares by the conversion of 85 “2016 preferred shares”, with a nominal value of €0.05 per share and (ii) a creation of 30,000 ordinary shares, with a nominal value of €0.05, for an issue price of €2.04 per share.
11.2Treasury shares
The Company held 18,575 of its own shares as of June 30, 2021 and December 31, 2020, respectively.

11.3Share based payments
The Company has issued BSAs, BSAARs, AGAs and AGAPs as follows:
Innate Pharma |Half-year financial report June 30, 2021 | 30

Date	Types	Number of warrants issued as of 6/30/2021	Number of warrants void as of 6/30/2021	Number of warrants exercised as of 6/30/2021	Number of warrants outstanding as of 6/30/2021	Maximum number of shares to be issued as of 6/30/2021	Exercise price per share (in €)
Sept. 9, 2011	BSAAR 2011	650,000	—	425,000	225,000	225,000	2.04
May 27, 2013	BSAAR 2012	146,050	—	85,950	60,100	60,100	2.04
July 1, 2015	BSAAR 2015	1,050,382	2,720	1,940	1,045,722	1,045,722	7.20
October 21, 2016	AGAP Management 2016-1	2,000	550	—	1,450	188,500	-
October 21, 2016	AGAP Employees 2016-1	2,486	251	135	2,100	273,000	-
October 21, 2016	AGA Management 2016-1	50,000	—	50,000	—	—	-
December 30, 2016	AGAP Management 2016-2	3,000	—	—	3,000	333,000	-
December 30, 2016	AGA Management 2016-2	250,000	—	250,000	—	—	-
April 3,2018	AGAP Employees 2017-1	5,725	833	—	4,892	489,200	-
April 3,2018	AGAP Management 2017-1	2,400	800	—	1,600	160,000	—
April 3,2018	AGA Employees 2017	114,500	4,000	110,500	—	—	—
July 3, 2018	AGA Bonus 2018-1	67,028	469	66,559	—	—	-
November 20, 2018	AGAP Perf Employees 2018-1	327,500	140,000	—	187,500	187,500	-
November 20, 2018	AGAP Perf Management 2018-1	260,000	60,000	—	200,000	200,000	-
January 14, 2019	AGA Employees 2018	90,650	5,000	85,650	—	—	-
April 29, 2019	AGA New Members 2017-1	25,000	—	—	25,000	25,000	-
July 3, 2019	AGA Bonus 2019-1	57,376	—	—	57,376	57,376	-
July 13, 2020	AGA Bonus 2020-1	79,861	—	—	79,861	79,861	-
August 5, 2020	AGAP Employees 2020-1	766,650	176,092	—	590,558	590,558	-
August 5, 2020	AGAP Management 2020-1	710,000	—	—	710,000	710,000	-
July 21, 2020	Stock Options 2020-1	102,000	72,000	—	30,000	30,000	-
November 4, 2019	AGAP 2019 Employees 2019	546,700	149,600	—	397,100	397,100	-
November 4, 2019	AGAP 2019 Management 2019	355,000	30,000	—	325,000	325,000	-
July 29, 2011	BSA 2011-2	225,000	—	183,060	41,940	41,940	-
July 17, 2013	BSA 2013	237,500	—	191,140	46,360	46,360	2.36
July 16, 2014	BSA 2014	150,000	—	75,000	75,000	75,000	8.65
April 27, 2015	BSA 2015-1	70,000	—	—	70,000	70,000	9.59
July 1, 2015	BSA 2015-2	14,200	—	—	14,200	14,200	14.05
September 20, 2017	BSA 2017	37,000	—	—	37,000	37,000	11.00
	Total as of June 30, 2021	6,398,008	642,315	1,524,934	4,230,759	5,661,417

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12.Financial instruments recognized in the statement of financial position and related effect on the income statement
The following tables show the carrying amounts and fair values of financial assets and financial liabilities. The tables do not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

As of June 30, 2021	Book value on the statement of financial position	Fair value through profit and loss (1)	Amortized cost (2)	Fair value
Financial assets
Non-current financial assets	40,081	40,081	—	40,081
Trade receivables and others	45,121	—	45,121	45,121
Short-term investments	15,341	15,341	—	15,341
Cash and cash equivalents	103,980	103,980	—	103,980
Total financial assets	204,523	159,402	45,121	204,524
Financial liabilities
Financial liabilities—non-current portion	14,485	—	14,485	14,485
Financial liabilities—current portion	2,017	—	2,017	2,017
Trade payables and others	17,026	—	17,026	17,026
Total financial liabilities	33,528	—	33,528	33,528

As of December 31, 2020	Book value on the statement of financial position	Fair value through profit and loss (1)	Amortized Cost (2)	Fair value
Financial assets
Non-current financial assets	38,934	38,934	—	38,934
Trade receivables and others	51,635	—	51,635	51,635
Short-term investments	14,845	14,845	—	14,845
Cash and cash equivalents	136,792	136,792	—	136,792
Total financial assets	242,206	190,571	51,635	242,206
Financial liabilities
Financial liabilities—non-current portion	16,945	—	16,945	16,945
Financial liabilities—current portion	2,142	—	2,142	2,142
Trade payables and others	29,539	—	29,539	29,539
Total financial liabilities	48,626	—	48,626	48,626

(1) The fair value of financial assets classified as fair value through profit and loss corresponds to the market value of the assets, which are primarily determined using level 2 measurements.

(2) The book amount of financial assets and liabilities measured at amortized cost was deemed to be a reasonable estimation of fair value.
In accordance with the amendments to IFRS 7, financial instruments are presented in three categories based on a hierarchy of methods used to determine fair value:

Level 1: fair value determined based on quoted prices in active markets for assets or liabilities;

Level 2: fair value determined on the observable database for the asset or liability concerned either directly or indirectly;

Innate Pharma |Half-year financial report June 30, 2021 | 32

Level 3: fair value determined on the basis of evaluation techniques based in whole or in part on unobservable data.

13.Revenue, government financing for research expenditures and sales
13.1Revenue from collaboration and licensing agreements

Revenues from collaboration and licensing agreements result from agreements signed with AstraZeneca and Sanofi :

(in thousands of euro)	June 30, 2021	June 30, 2020

Proceeds from collaboration and licensing agreements	7,095	28,349
of which monalizumab agreement	6,095	19,636
of which IPH5201 agreement	—	8,713
of which other agreement	1,000	—
Invoicing of R&D costs (IPH5201 and advoralimab agreements)	1,209	1,090
Exchange gains or losses on collaboration agreement	—	402
Revenue from collaboration and licensing agreements	8,304	29,841

a) Revenue recognition related to monalizumab AZ agreements and amendments
Change in deferred revenue relating to monalizumab agreement:

(in thousands of euro)	Total
As of December 31, 2019	62,657
Revenue for the six months ended June 30, 2020	(19,636)
Transfer to / (from) collaboration liabilities	(3,055)
As of June 30, 2020	39,966

As of December 31, 2020	26,572
Revenue for the six months ended June 30, 2021	(6,095)
Transfer to / (from) collaboration liabilities	188
As of June 30, 2021	20,665

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Change in collaboration liabilities relating to monalizumab agreement:

(in thousands of euro)	Total
As of December 31, 2019	21,304
Revenue for the six months ended Additions	3,055
Deductions	(12,347)
As of June 30, 2020	12,012

As of December 31, 2020	46,686
Revenue for the six months ended Additions	1,501
Deductions	(2,253)
As of June 30, 2021	45,934
The increase in collaboration liabilities relating to monalizumab agreement between June 30, 2020 and December 31, 2020 is explained by the additional payment of $50.0 million made by AstraZeneca triggered by the dosing of the first patient in the Phase 3 trial evaluating monalizumab. This payment was treated in full as a collaboration commitment ("collaboration liability" in the consolidated balance sheet) in view to the commitment linked to the contract for the Phase I/II (co-financing) and Phase III studies (amendment signed in September 2020). Consequently, this additional payment has no impact on the transaction price.

b) Revenue recognition related to IPH5201 AstraZeneca collaboration and option agreement
Change in deferred revenue relating to IPH5201 agreement

(in thousands of euro)	Total
As of December 31, 2019	9,053
Revenue recognized for the six months ended June 30, 2020	(8,713)
Increase in deferred revenue resulting from the $5M milestone relating to the dosage of the first phase I patient dosed	4,365
As of June 30, 2020	4,705
As of December 31, 2020, since the Company had fulfilled all of its commitments on preclinical work related to the start of Phase 1 of the IPH5201 program, the initial payment of $50.0 million and the milestone payment of $5.0 million were fully recognized in revenue. As such, the Company has not recognized any income related to the agreement with AstraZeneca on IPH5201 as of June 30, 2021.

c) Schedule of variance of deferred revenue

(in thousands of euro)	As of December 31, 2020	Recognition in P&L	Proceeds	Transfer from / (to) collaboration liabilities	As of June 30, 2021
Monalizumab	26,572	(6,095)	—	188	20,666
IPH5201	—	—	—	—	—
Preclinical molecules	17,400	—	—	—	17,400
Total	43,972	(6,095)	—	188	38,066

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(in thousands of euro)	As of December 31, 2019	Recognition in P&L	Proceeds	Transfer from / (to) collaboration liabilities	As of June 30, 2020
Monalizumab	62,657	(19,636)	—	(3,055)	39,966
IPH5201	9,054	(8,713)	4,365	—	4,706
Preclinical molecules	17,400	—	—	—	17,400
Total	89,112	(28,349)	4,365	(3,055)	62,072

13.2Government financing for research expenditures

The Company receives grants from the European Commission, French government and state organizations in several different forms:
•Research Tax Credits; and
• Investment and operating grants.
As of June 30, 2021 and 2020, an estimate of the research tax credit amount for the first half period is calculated on the basis of eligible expenses over the period with a limitation representing 50% of the annual eligible subcontracting costs. As a reminder since the fiscal year 2015, the Company reached the limitation relating to the eligible subcontracting costs.
However as of June 30, 2021, the limitation has not been reached regarding the level of private subcontracting costs included in the CIR calculation.
The total amount for government financing for research expenditures recorded as other income in the income statement can be analysed as follows:

(in thousands of euro)	June 30, 2021	June 30, 2020

Research tax credit	4,933	6,733
Grant	1,435	171
Government financing for research expenditures	6,368	6,904
As of June 30, 2021, the total amount of grants recognized in the income statement includes an amount of €1,360 thousand representing the first tranche related to the BPI financing contract signed in August 2020 as part of the program set up by the French government to help develop a therapeutic solution with a preventive or curative aim against COVID-19. As of June 30, 2021, this financing is considered by the Company to be non-refundable , in accordance with the terms of the agreement, in light of the technical and commercial failure of the project based on the results of the Phase 2 "Force" trial evaluating avdoralimab in COVID-19, published in July 6, 2021.

13.3Sales (Lumoxiti)
As of June 30, 2021, following the end of the transition period relating to the commercialization of Lumoxiti in the United States on September 30, 2020, the Company recognized net sales of Lumoxiti for the first half of 2021 for an amount of €1,015 thousand.

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14.Operating expenses

(in thousands of euro)	June 30, 2021			June 30, 2020
	R&D	SG&A	Total	R&D	SG&A	Total
Subcontracting costs(1)	(10,596)	(75)	(10,672)	(14,394)	—	(14,394)
Cost of supplies and consumable materials	(1,513)	(666)	(2,180)	(1,865)	—	(1,865)
Personnel expenses other than share-based compensation	(6,908)	(5,792)	(12,700)	(7,644)	(5,989)	(13,633)
Share-based compensation	(219)	(633)	(852)	(377)	(447)	(824)
Personnel expenses	(7,127)	(6,425)	(13,552)	(8,021)	(6,436)	(14,457)
Non-scientific advisory and consulting(2)	(165)	(3,293)	(3,458)	(20)	(4,109)	(4,129)
Leasing and maintenance	(131)	(1,053)	(1,184)	(408)	(665)	(1,073)
Travel expenses and meeting attendance	(22)	(36)	(58)	(145)	(128)	(273)
Marketing, communication and public relations	(44)	(145)	(189)	(70)	(725)	(795)
Scientific advisory and consulting(3)	51	(83)	(32)	(140)	—	(140)
Other purchases and external expenses	—	(1,255)	(1,255)	190	(911)	(722)
Depreciation and amortization	(1,473)	(719)	(2,191)	(6,145)	(574)	(6,718)
Intellectual property expenses	(779)	278	(500)	(122)	(398)	(520)
Other income and (expenses), net	5	(632)	(627)	(358)	(545)	(904)
Termination agreement Lumoxiti - provision (4)	—	(5,217)	(5,217)	—	—	—
Total operating expenses	(21,794)	(19,321)	(41,115)	(31,499)	(14,490)	(45,989)

(1)The Company subcontracts a significant part of its pre-clinical (pharmaceutical development, tolerance studies and other model experiments, etc.) and clinical operations (coordination of trials, hospital costs, etc.) to third parties.
(2)Non-scientific advisory and consulting are services performed to support the selling, general and administration activities of the Company, such as legal, accounting and audit fees as well as business development support.
(3)Scientific advisory and consulting expenses relate to consulting services performed by third parties to support the research and development activities of the Company.
(4)See note 18.3.
14.1Personnel expenses other than share-based compensation

The line item amounted to €12,700 thousand and €13,633 thousand for the six months ended June 30, 2021 and 2020 respectively. The Company had 212 employees at June 30, 2021, compared to 247 at June 30, 2020.

14.2Depreciation and amortization

The line item is mainly composed of the amortization of the rights of monalizumab intangible asset as of June 30, 2021, and of the rights of monalizumab , IPH5201 and Lumoxiti intangible assets as of June 30, 2020 (see Note 6).

14.3Cost of suppliers and consumable materials

Cost of supplies and consumable materials consists mainly of the cost of procurement of the Company’s drug substance and/or drug product that is manufactured by third-parties, respectively.

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15.Net income / (loss) from distribution agreements
During the transition period which has ended on September 30, 2020, Lumoxiti products were commercialized in the US by AstraZeneca who is the owner of the regulatory approval. The Company concluded that it did not meet the criteria for being principal under IFRS 15 during the transition period. Consequently, the net result resulting from all Lumoxiti marketing’s operations was disclosed in the item line “Net income / (loss) from distribution agreements.”
The Company recognized a €896 thousand net gain for the six months ended June 30, 2020, corresponding to production and marketing costs, net of sales proceeds, as invoiced by AstraZeneca in relation to Lumoxiti distribution agreement for the period.
As of June 30, 2021, following the end of the transition period relating to the commercialization of Lumoxiti in the United States on September 30, 2020, the Company recognized net sales of Lumoxiti for the first half of 2021 for an amount of €1,015 thousand (see note 13.3)

16.Net financial income / (loss)
Net financial income (loss) can be analyzed as follows :

(in thousands of euro)	June 30, 2021	June 30, 2020

Interests on financial assets	171	343
Change in valuation allowance on financial instruments	1,040	173
Foreign exchange gains	2,185	1,929
Other financial income	94	1
Financial income	3,490	2,446
Foreign exchange losses	(1,602)	(1,545)
Unrealized losses on financial assets	—	(2,712)
Interest on financial liabilities	(160)	(173)
Other financial expenses	(18)	(1)
Financial expenses	(1,781)	(4,431)
Net financial income (loss)	1,710	(1,985)
For the six months ended June 30, 2021 and 2020, the foreign exchange gains and losses mainly result from the variance of the exchange rate between the Euro and the US dollar on US dollars denominated cash and cash equivalent and financial assets accounts.
17.Income tax / (expense)
Due to the Company’s early stage of development, it is not probable that future taxable profit will be available against which the unused tax losses can be utilized. As a consequence, deferred tax assets are recognized up to deferred tax liabilities.
The Company did not recognize a current tax expense as at June 30, 2021 regarding a projected tax rate of nil as of December 31, 2021.
As of June 30, 2021, the accumulated tax losses carryforwards of Innate Pharma SA and Innate Pharma France SAS were €339,274 thousand with no expiration date (same amount as of December 31, 2020). As of June 30, 2020, the
Innate Pharma |Half-year financial report June 30, 2021 | 37

accumulated tax losses carryforwards of Innate Pharma Inc. was €5,114 thousand, or $5,727 thousand, (same amounts as of December 31, 2020), with a 20-year period expiration.
18.Commitments, contingencies and litigation
18.1Commitments
The Company has identified the following changes in off-balance sheet commitments since December 31, 2020:
•non-cancellable purchase commitments as of June 30, 2021 for a total of €6,859 thousand with various CMOs.
18.2Contingencies and litigations
The Company is exposed to contingent liabilities relating to legal actions before the labor court happening in the ordinary course of its activities. Each pre-litigation, known litigation or procedure in course the Company is involved in is analyzed at each closing date after consultation of legal counsel. There is no acknowledged litigation as of June 30, 2021.

18.3Provisions
Provisions amounted to €5,849 thousand and €897 thousand as of June 30, 2021 and December 31, 2020, respectively. The amount of provisions as of June 30, 2021 mainly relates to the provision for charges relating to the payment to be made to AstraZeneca on April 30, 2022 under the Lumoxiti transition and termination agreement effective as of June 30, 2021. This payment of $6,200 thousand (€5,217 thousand as of June 30, 2021) corresponds to cost sharing, including certain manufacturing costs, between the Company and AstraZeneca. The provision thus constituted for this payment is presented under “Provision - current share” in the consolidated balance sheet.
As a reminder, in December 2020, the Company announced that it was returning the commercial rights of Lumoxiti (moxetumomab pasudotox-tdfk) in the United States and Europe to AstraZeneca (MedImmune). Innate had licensed the commercial rights of Lumoxiti in the United States and Europe from AstraZeneca in October 2018. Discussions on the transition agreement were underway between the Company and AstraZeneca, in particular on the timing and costs , notably on the sharing of certain manufacturing costs, the maximum amount estimated by the Company of which could reach $12.8 million. This point was indicated in paragraph 18.b) of the appendix to the consolidated accounts as of December 31, 2020 of the Universal Registration Document published on April 27, 2021.

19.Related party transactions
Members of the Executive Board and Other Executive Members
For each of the period presented, the following compensation was granted to the members of the Executive Committee of the Company and were recognized as expense:

(in thousands of euro)	June 30, 2021	June 30, 2020

Personnel and other short-term employee benefits	1,881	1,461
Extra pension benefits	—	—
Share-based compensation	538	336
Executive Board Members and other Executive Members compensation	2,419	1,797

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Odile Laurent was appointed as members of the Other Executive Members on January 22, 2020 as human resources director.
Personnel and other short-term employee benefits correspond to amounts included in personnel expenses for the six-month periods ended June 30, 2021 and 2020 respectively.
Members of the Supervisory Board
The Company recognized a provision of €176 thousand for attendance fees (jetons de presence) relating to the six months ended June 30, 2021. This amount includes the compensation for the Chairman of the Supervisory Board.
Related parties
Novo Nordisk A/S is a shareholder, Supervisory Board member and is related to the Company by three licensing agreements related to the drug-candidates lirilumab, monalizumab and avdoralimab. Under the terms of the agreements, Novo Nordisk A/S is eligible to receive milestone payments as well as royalties on future sales. As of June 30, 2021, the Company has no liability to Novo Nordisk A/S.
AstraZeneca is a shareholder and is related to the Company through several collaboration and option licensing or license agreements for different drug candidates (monalizumab, avdoralimab, IPH5201 and preclinical molecules) and a license agreement for the rights of the drug Lumoxiti. The payments between the two companies as well as the liabilities and receivables as of June 30, 2021 are as follows:

	As of June 30,2021
(in thousands of euro)	Payments	Assets/Liabilities

Collection (AstraZeneca to the Company) / Receivables	1,711	1,813
Payments (the Company to AstraZeneca) / Liabilities	(5,531)	(13,368) (1)
Total	(3,820)	(11,555)

(1) This amount includes the provision for charges of $6,200 thousand (€5,217 thousand as of June 30, 2021) relating to the payment to be made to AstraZeneca on April 30, 2022 under the Lumoxiti transition and termination agreement effective as of June 30, 2021.

BPI is a board member and and has granted the Company a loan (PTZI) and an interest-free advance. The loan (PTZI) is fully repaid on June 30, 2021. Regarding the repayable advance, it is considered non-repayable by the Company on June 30, 2021 in accordance with the terms specified in the financing contract signed with BPI in August 2020, in view of the technical and commercial failure of the project, given the results of the Phase 2 “Force” trial evaluating avdoralimab in COVID-19, published on July 6, 2021 (see note 9 and 13.2).

Hervé Brailly is Chairman of the Supervisory Board of the Company and member of the Strategic Committee of Mi-mAbs, a company with which the Company entered into a framework service agreement on February 2, 2021 for the provision by Mi-mAbs of services in the framework of the generation of monoclonal antibodies, the production of monoclonal antibodies or associated antibodies, or the pharmacological characterization in vitro or in vivo of potential drug candidates belonging to the Company. The maximum amount of sums paid by the Company under this contract is capped at €600 thousand. The contract was concluded for a period of one year, from January 1, 2021 to December 31, 2021.

Subsidiaries
The business relationships between the Company and its subsidiary are governed by intra-group and commercial agreements, concluded at market standard conditions on an arm’s length basis.

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20.Income / (loss) per share
20.1Basic income / (loss) per share
Basic income / (loss) per share are calculated by dividing the net earnings attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period.

	June 30, 2021	June 30, 2020

Net income/(loss)	(23,719)	(10,334)
Weighted average number of ordinary shares in circulation	78,997,954	78,892,031
Basic income/(loss) per share (€ per share)	(0.30)	(0.13)
20.2Diluted income / (loss) per share
Diluted income (loss) per share is calculated by dividing the net income (loss) attributable to equity holders of the Company by the weighted average number of ordinary shares in circulation during the corresponding period, increased by all dilutive potential common shares.

In thousands of euro, except for data share	June 30, 2021	June 30, 2020
Net income/(loss) for the period	(23,719)	(10,334)
Weighted average number of ordinary shares in circulation	78,997,954	78,892,031
Adjustment for share instruments	—	—
Diluted income/(loss) per share (€ per share)	(0.30)	(0.13)

21.Events after the reporting date
None.

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STATUTORY AUDITORS' REVIEW REPORT ON THE HALF-YEARLY FINANCIAL INFORMATION
To the Shareholders of INNATE PHARMA,

In compliance with the assignment entrusted to us by your Annual General Meeting and in accordance with the requirements of article L. 451-1-2-III of the French Monetary and Financial Code ("code monétaire et financier"), we hereby report to you on:

•the review of the accompanying condensed half-yearly consolidated financial statements of Innate Pharma, for the period from January 1 to June 30, 2021,
•the verification of the information presented in the half-yearly management report.

Due to the global crisis related to the Covid-19 pandemic, the condensed half-yearly consolidated financial statements of this period have been prepared and reviewed under specific conditions. Indeed, this crisis and the exceptional measures taken in the context of the state of sanitary emergency have had numerous consequences for companies, particularly on their operations and their financing, and have led to greater uncertainties on their future prospects. Those measures, such as travel restrictions and remote working, have also had an impact on the companies' internal organization and the performance of our procedures.

These half-year condensed consolidated financial statements were prepared under the responsibility of the Executive Board. Our role is to express a conclusion on these financial statements based on our review.

Conclusion on the financial statements

We conducted our review in accordance with professional standards applicable in France. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed half-yearly consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34, the IFRS standard as adopted by the European Union applicable to interim financial information.

Specific verification

We have also verified the information presented in the half-yearly management report commenting the condensed half-yearly consolidated financial statements subject to our review.
We have no matters to report as to its fair presentation and consistency with the condensed half-yearly consolidated financial statements.

Marseille and Paris-La Défense, September 14, 2021
The Statutory Auditors
Audit Conseil Expertise SAS             Deloitte & Associés
Member of PKF International

         Guy CASTINEL             Stéphane MENARD
Innate Pharma |Half-year financial report June 30, 2021 | 41

DECLARATION BY THE PERSON RESPONSIBLE FOR THIS HALF-YEAR FINANCIAL REPORT

I hereby declare, to the best of my knowledge, that the condensed consolidated interim financial statements for the six months ended June 30, 2021 have been prepared in accordance with applicable accounting standards and give a true and fair view of the assets, liabilities, financial position and results of the Company and the subsidiaries included in the consolidation, and that the half year management reviews stated on page 5 gives a fair description of the material events that occurred in the first six months of the financial year and their impact on the interim financial statements, as well as a description of the principal risks and uncertainties for the remaining six months of the year, along with the principal transactions with related parties.

Chairman of the Executive Board
Mr Mondher Mahjoubi
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